March 30, 1994

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549


Dear Sir/Madam:

We have read the information contained in Part III of Form 12b-25 filed by The Deltona Corporation (the "Company") dated March 30, 1994 to notify you of the late filing of the Company's Form 10-K for the year ended December 31, 1993.

Due to the specific circumstances described therein, we will be unable to render our opinion on the consolidated financial statements of the Company for the year ended December 31, 1993 until such time as the Company obtains sufficient working capital to enable the Company to re-employ the personnel necessary to compile the information required for the filing of the Form 10-K for the year ended December 31, 1993.

Sincerely,

DELOITTE & TOUCHE